Pacific Alliance Corporation
1661 Lakeview Circle
Ogden, Utah 84403

February 07, 2006

Mail Stop 3561

Ms. Linda Cvrkel
Branch Chief
Securities And Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Pacific Alliance Corporation
Form 10-KSB for the year ended December 31, 2004 Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
Commission file #: 033-08732D

Dear Ms. Cvrkel,

We have received your letter dated November 22, 2005 regarding the above referenced Form 10-KSB, Forms 10-QSB and the comments thereon. Our responses to your comments are as follows:

1.	Future filings will include the disclosures as requested in your comment 1.

2.	Future filings will include the reclassification and revision to notes to financial statements as requested in your comment 2.

Ms. Linda Cvrkel
February 07, 2006

_________________________________

3.
The information received from the company's former auditors regarding prior comment 3 and the accounting for stock subscriptions received was partially incorrect. The discrepancy noted was due to a typographical error, as further research of the financials showed that the $9,978 cash was received in August 2002, not 2003. This cash was accounted for as a common stock subscription deposit in the balance sheet under Long Term Liabilities as of the 9/30/2002 financials. This cash is reflected in the nine months ended 9/30/2002 and year ended 12/31/2002 statements of cash flows as proceeds from common stock subscription. In May of 2004 the shares for this subscription deposit were issued. This was reflected in the balance sheet as of the 6/30/2004 financials as a decrease in common stock subscription deposit and an increase in common stock and additional paid in capital. The company's right or absence of right to cancel this subscription and have its consideration refunded was governed by the provisions of a 2001 agreement with PIL S.A., as amended, first referenced in the 12/31/2001 10-KSB. The right to cancel would have required a breach of the agreement, termination of the agreement by mutual consent, or termination of the agreement by its own terms. Future filings will contain the requested disclosures.

4.
The determination to value the shares at the market price as of the date of authorization occurred during the preparation of the 12/31/2004 financial statements. The difference of $87,500 was then expensed as additional professional fees and was included in the Professional fees line item in the 12/31/2004 statement of operations. As requested future filings will disclose how the company determines the value of common stock that is issued for services.

5.
At the time of the filing of the 10-KSB it was management's understanding that the company's auditors had communicated to the company's attorney the existence of deficiencies in the company’s internal controls and procedures for inclusion in Item 8A of the 10-KSB. Subsequent to the filing of the 10-KSB management contacted the company's auditors to discuss the deficiencies noted in Item 8A and discuss a plan of action for remediating these deficiencies. At that time the auditors informed management that they had indeed not identified or communicated deficiencies in the company's internal controls and procedures. The inclusion of such in Item 8A was therefore due to a miscommunication, hence the corrected wording in the company's response of 11/1/2005.

Ms. Linda Cvrkel
February 07, 2006

_________________________________

6.	As requested, in connection with responding to the comments from the Securities and Exchange Commission the company acknowledges that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

We believe we have responded to each of your comments. If you need additional information or have additional comments, please contact me.

Sincerely,

/s/ David Knudson
Secretary/Treasurer
Principal Financial Officer